Filed Pursuant to Rule 424(b)(3)

File Number 333-105740

PROSPECTUS

2,887,425 SHARES

AMERICAN TECHNOLOGY CORPORATION

COMMON STOCK

We are registering 2,887,425 shares of our common stock for resale by the selling stockholders identified in this prospectus. We will not receive any of the proceeds from the sale of shares by the selling stockholders. Our common stock is listed in the NASDAQ SmallCap Market under the symbol “ATCO.” The closing sale price of our common stock, as reported on the NASDAQ SmallCap Market on May 19, 2003, was $3.17 per share.

The selling stockholders may sell the shares of common stock described in this prospectus in public or private transactions, on or off the NASDAQ SmallCap Market, at prevailing market prices, or at privately negotiated prices. The selling stockholders may sell shares directly to purchasers or through brokers or dealers. Brokers or dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders.

Investing in our common stock involves a high degree of risk. See “Risk Factors,” beginning on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 10, 2003.

THE COMPANY

We are a consumer electronics company that develops, markets and licenses proprietary sound reproduction and other electronic technologies. Our primary marketing focus is on licensing four of our proprietary sound reproduction technologies and providing components based on these technologies to customers. These technologies are:

•	HSS®, HyperSonic® Sound Technology

•	High Intensity Directional Acoustics

•	NeoPlanar™ Technology

•	PureBass™, Woofer Technology

HyperSonic Sound (HSS) technology is a new method of sound reproduction. Sound is generated in an air column using ultrasonic frequencies, those above the normal range of hearing. Our proprietary electronic process generates an ultrasonic beam to interact in mid-air producing wide spectrum audio along the beam. The sound beam has a very high degree of directionality and maintains sound volume over longer distances than traditional methods of sound reproduction. We believe HyperSonic Sound has unique features useful in new sound applications. We are currently shipping production HSS units to customers worldwide for evaluation in markets including retailing, point-of-purchase displays, museums, trade show booths, law enforcement, television, expositions, transportation, government, and military.

Our High Intensity Directional Acoustics (“HIDA”) technology is based in part on our HSS technology but is subject to additional pending patents and distinct marketing efforts. HIDA employs proprietary techniques to produce variable intensity directional acoustical sound intended for use primarily as a nonlethal weapon. HIDA also has potential applications in long-range delivery of directional sound information, effectively a supercharged megaphone. Our HIDA technology has been developed in part from sponsored research and development fees obtained from Bath Iron Works, a General Dynamics company. HIDA technology-based scaleable weapons have been successfully demonstrated to various military, government and commercial parties and commercial deliveries commenced in May 2003.

NeoPlanar technology is a thin film magnetic speaker that can be produced as thin as 1/8”. We believe the novel films and magnetic materials employed results in superior sound quality, reduced distortion and greater sound volume for a given size than traditional planar (flat or thin) magnetic speaker devices. Our NeoPlanar speaker technology is targeted at the automotive, multimedia, home, professional and marine speaker markets. We have licensed this technology on a nonexclusive basis to Harman International Industries Incorporated for the automotive market and have produced and sold NeoPlanar speaker components for installation in outside entertainment, luxury yacht and military ship applications.

Our PureBass extended range woofer was designed to complement our high performance NeoPlanar technology as well as other loudspeakers including those used in professional and consumer applications. PureBass employs unique cabinet construction and vent configurations along with multiple acoustic filters, which we believe produces improved performance. We believe PureBass minimizes distortion, provides high output for its size, and results in lower system costs when compared to conventional woofer systems. It provides a high frequency interface with upper range satellite speaker systems. We are marketing this technology as a complement to our NeoPlanar and other flat speaker technologies.

Our objective is to be a leader in developing, marketing and licensing innovative sound reproduction technologies which address large and expanding domestic and international consumer and commercial electronics markets. We seek to have our sound technologies become important alternatives to conventional loudspeakers in target market segments and to open new sound applications in market segments not currently served by conventional sound devices. We believe it is becoming increasingly difficult for manufacturers to differentiate their sound reproduction products to offer consumers new choices. We also believe the rapid emergence of flat panel computer and television monitors and the large computer multimedia market provide growing opportunities for our products.

We have an innovative engineering and development team of 15 persons. Each of our four sound technologies is the subject of issued or pending patents and as of the date of this prospectus we had 27 U.S. patents issued with 29 pending U.S. patents and others in various stages of preparation or filing. We also have multiple foreign patents issued or pending. We invest significant resources in our intellectual property and consider it to be a significant asset of our company. We have also developed and own other technologies in various stages of development. Our strategy is to focus on exploiting our sound reproduction technologies and to license or sell other technologies incubated by our development team.

On May 29, 2003, Mr. James M. Irish, our Chief Executive Officer, was elected to the board of directors, replacing Mr. O’Connell J. Benjamin, who retired from the board.

The number of shares included in this prospectus is approximately 19% of our common shares outstanding on May 19, 2003. The number of common shares outstanding does not include the shares included in this prospectus.

Our shares trade through the NASDAQ SmallCap Market under the symbol “ATCO.” Our address is 13114 Evening Creek Drive South, San Diego, California, and our telephone number is 858-679-2114. Our Internet site is located at www.atcsd.com. The information found on our Web site is not part of this prospectus.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of common stock offered by the selling stockholders. An aggregate of 664,875 shares of common stock offered by this prospectus are issuable only upon the exercise of stock purchase warrants by the selling stockholders. Upon exercise of the stock purchase warrants we could receive cash proceeds of up to approximately $2.3 million. There can be no assurance any of these warrants will be exercised by the selling stockholders, that any of the underlying shares of common stock will be sold hereunder or that we will receive any proceeds from the stock purchase warrants.

RISK FACTORS

An investment in our shares as offered in this prospectus involves a high degree of risk. The SEC allows us to “incorporate by reference” information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will periodically update and supersede this information. In deciding whether to purchase shares of our common stock, you should carefully consider the following risk factors, in addition to other information contained in this prospectus as well as any other documents incorporated by reference into this prospectus. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed here or incorporated by reference. Factors that could cause or contribute to differences in our actual results include those discussed in this section, as well as those discussed elsewhere in this prospectus and in other documents incorporated by reference into this prospectus.

We have a history of net losses. We expect to continue to incur net losses and we may not achieve or maintain profitability. Our independent auditors have raised substantial doubt about our ability to continue as a going concern.

We have incurred significant operating losses and anticipate continued losses in fiscal 2003. At March 31, 2003 we had an accumulated deficit of $31,725,995. Due to our net losses and our need for additional capital to sustain operations, our independent auditors have noted in their report on our annual financial statements a substantial doubt about our ability to continue as a going concern. We need to generate additional revenue to be profitable in future periods. Failure to achieve profitability, or maintain profitability if achieved, may cause our stock price to decline.

We will need additional capital to support our operations during the next twelve months. If additional capital is not available, we may have to curtail or cease operations.

Our current plans indicate we will need approximately $2.0 million in additional capital to support our planned level of operations for the next twelve months. Due to our need for additional capital and our net losses, our independent auditors have noted in their report on our financial statements a substantial doubt about our ability to continue as a going concern. A portion of these funds may be generated from operations from licensing and HSS product sales. The actual amount of funds that we will need will be determined by many factors, some of which are beyond our control, and we may need funds sooner than currently anticipated. These factors include:

•	the extent to which we receive royalties from existing license agreements for our sound technologies;

•	our success in entering into new licensing arrangements for our sound technologies;

•	our success in producing and selling HSS and NeoPlanar products to customers;

•	our progress with research and development; and

•	the costs and timing of obtaining new patent rights.

When we require additional funds, general market conditions or the then-current market price of our common stock may not support capital raising transactions. If we require additional funds and we are unable to obtain them on a timely basis or on terms favorable to us, we may be required to scale back our research and development efforts, sell or license some or all of our technology or assets or curtail or cease operations. If we raise additional funds by selling additional shares of our capital stock or securities convertible into common stock, the ownership interest of our stockholders will be diluted.

We have substantial debt which adversely affects us.

We have a substantial amount of debt, including the following as of March 31, 2003:

•	$1.0 million in senior secured promissory notes due December 31, 2004.

•	$2.025 million in convertible subordinated promissory notes due December 31, 2003.

The substantial amount of our indebtedness impacts us in a number of ways:

•	We have to dedicate a portion of cash flow from operations to interest payments on the senior secured promissory notes, which reduces funds available for other purposes.

•	We may not have sufficient funds to pay quarterly interest payments on the senior secured promissory notes, which could lead to a default.

•	The existing debt may make it difficult for us to obtain additional financing for working capital or other purposes.

•	If we default on the senior secured promissory notes, the holders could take control of all of our accounts receivable, equipment, goods, instruments and inventory.

These factors generally place us at a disadvantage to our less leveraged competitors. Any or all of these factors could cause our stock price to decline.

We may not have sufficient funds to pay the balance on promissory notes due December 31, 2003 and December 31, 2004.

We have issued convertible subordinated promissory notes in the aggregate face amount of $2.025 million which mature on December 31, 2003 and senior secured promissory notes in the aggregate face amount of $1.0 million which mature on December 31, 2004, and if they are not sooner paid or, in the case of the convertible notes, converted, we will owe $2,569,890 in principal and accrued interest on December 31, 2003 and $1,140,000 due on December 31, 2004.

We have a right to force conversion of the amounts due under the convertible subordinated promissory notes to common shares at conversion price of $2.00 per share, but we can exercise that right only if our stock price exceeds $5.00 per share for five trading days in a row, and we have on file with the SEC an effective registration statement for the resale of such shares. The convertible note holders may voluntarily convert the notes to common shares at a conversion price of $2.00 per share any time before payment, but they are not obligated to do so unless the conditions for mandatory conversion are met. If our stock price is below $2.00 per share at December 31, 2003, it is unlikely any remaining holders will elect to convert, and the notes will be due and payable unless they are renegotiated. Even if our stock price exceeds $2.00 per share on that date or before, some or all of the holders may not elect to convert their notes.During the last 30 trading days, the closing sale price of our common shares has ranged from $3.21 to 6.39.

We may not have sufficient funds available to make the required payments at maturity. If we do not have sufficient funds, one or more note holders could declare its note in default. The senior secured promissory notes are secured by our accounts receivable, equipment, goods, instruments and inventory. If we default on the payment of such notes, the holders will have the right to take control of all of the assets which secure the notes.

Although the convertible subordinated notes are unsecured, those note holders could obtain a judgment and enforce that judgment by taking control of some or all of our assets. Upon default, note holders could also commence involuntary bankruptcy proceedings, which could significantly impair our business and the value of your stock. Even if we do have sufficient funds to pay those notes at maturity, such payments could impair our ability to meet other critical operating expenses, and could require us to scale back our research and development efforts, sell or license some or all of our technology or assets or curtail or cease operations.

We are an early stage company introducing new technologies. If commercially successful products do not result from our efforts, we may be unprofitable or forced to cease operations.

Our HSS, NeoPlanar, PureBass and HIDA technologies have only recently been introduced to market and are still being improved. Commercially viable sound technology systems may not be successfully and timely produced by OEMs due to the inherent risks of technology development, new product introduction, limitations on financing, manufacturing problems, competition, obsolescence, loss of key technical personnel and other factors. Our revenues from our sound technology have been limited to date, and we cannot guarantee significant revenues in the future. The development and introduction of our sound technology has taken longer than anticipated by management and could be subject to additional delays. We have also experienced manufacturing quality control problems with some of our initial commercial HSS units, and we may not be able to resolve future manufacturing problems in a timely and cost effective manner. Products employing our sound technology may not achieve market acceptance. Our various sound projects are high risk in nature, and unanticipated technical obstacles can arise at any time and result in lengthy and costly delays or result in a determination that further exploitation is unfeasible. If we do not successfully exploit our technology, our financial condition and results of operations and business prospects would be adversely affected.

Portable consumer products were the primary source of our historical revenues. You cannot rely on period-to-period comparisons of our results of operations as an indication of future performance.

We derived most of our historical revenues from the sale of portable consumer electronics products. We expect future revenues will primarily be generated from our proprietary sound reproduction and other electronic technologies, but there can be no assurance we will achieve substantial revenues from these technologies. If we do not achieve substantial revenues from these technologies, you may not be able to rely on period-to-period comparisons of our results of operations as an indication of future performance.

We do not have the ability to predict future operating results. Our quarterly and annual revenues will likely be subject to fluctuations caused by many factors, any of which could result in our failure to achieve our revenue expectations.

Our historical revenues derived almost exclusively from portable consumer products, and we expect a majority of future revenues to be generated from our sound reproduction technologies. Revenues from our sound reproduction technologies are expected to vary significantly due to a number of factors. Many of these factors are beyond our control. Any one or more of the factors listed below or other factors could cause us to fail to achieve our revenue expectations. These factors include:

•	our ability to develop and license our sound reproduction technologies or our ability to supply components to customers, distributors or OEMs;

•	market acceptance of and changes in demand for products of our licensees;

•	gains or losses of significant customers, distributors or strategic relationships;

•	unpredictable volume and timing of customer orders;

•	the availability, pricing and timeliness of delivery of components for our products and OEM products;

•	fluctuations in the availability of manufacturing capacity or manufacturing yields and related manufacturing costs;

•	the timing of new technological advances, product announcements or introductions by us, by our licensees and by our competitors;

•	product obsolescence and the management of product transitions and inventory;

•	production delays by customers, distributors, OEMs or by us or our suppliers;

•	seasonal fluctuations in sales;

•	the conditions of other industries, such as military and commercial industries, into which our technologies may be licensed;

•	general consumer electronics industry conditions, including changes in demand and associated effects on inventory and inventory practices; and

•	general economic conditions that could affect the timing of customer orders and capital spending and result in order cancellations or rescheduling.

Some or all of these factors could adversely affect demand for OEM products incorporating our sound reproduction technologies, and therefore adversely affect our future operating results.

Most of our operating expenses are relatively fixed in the short term. We may be unable to rapidly adjust spending to compensate for any unexpected sales or license revenue shortfalls, which could harm our quarterly operating results. We do not have the ability to predict future operating results with any certainty.

Our expenses may vary from period to period, which could affect quarterly results and our stock price.

If we incur additional expenses in a quarter in which we do not experience increased revenue, our results of operations would be adversely affected and we may incur larger losses than anticipated for that quarter. Factors that could cause our expenses to fluctuate from period to period include:

•	the timing and extent of our research and development efforts;

•	the extent of marketing and sales efforts to promote our technologies; and

•	the timing of personnel and consultant hiring.

Sound reproduction markets are subject to rapid technological change, so our success will depend on our ability to develop and introduce new technologies.

Technology and standards in the sound reproduction markets evolve rapidly, making timely and cost-effective product innovation essential to success in the marketplace. The introduction of products with improved technologies or features may render our technologies obsolete and unmarketable. If we cannot develop products in a timely manner in response to industry changes, or if our technologies do not perform well, our business and financial condition will be adversely affected. The life cycles of our technologies are difficult to estimate, particularly those such as HSS and HIDA for which there are no established markets. As a result, our technologies, even if successful, may become obsolete before we recoup our investment.

Our HSS technology is subject to government regulation, which could lead to unanticipated expense or litigation.

Our HyperSonic Sound technology emits ultrasonic vibrations, and as such is regulated by the Food and Drug Administration. In the event of certain unanticipated defects in an HSS product, a licensee or we may be required to comply with FDA requirements to remedy the defect and/or notify consumers of the problem. This could lead to unanticipated expense, and possible product liability litigation against a licensee or us. Any regulatory impediment to full commercialization of our HSS technology, or any of our other technologies, could adversely affect our results of operations. For a further discussion of the regulation of our HSS technology, see Part I, Item 1 of our Annual Report on Form 10-K, under the heading “Government Regulation.”

We may not be successful in obtaining the necessary licenses required for us to sell some of our products abroad.

Licenses for the export of certain of our products may be required from government agencies in accordance with various statutory authorities, including the Export Administration Act of 1979, the International Emergency Economic Powers Act, the Trading with the Enemy Act of 1917 and the Arms Export Control Act of 1976. We may not be able to obtain the necessary licenses in order to conduct business abroad. In the case of certain sales of defense equipment and services to foreign governments, the U.S. Department of State must notify Congress at least 15 to 30 days, depending on the size and location of the sale, prior to authorizing these sales. During that time, Congress may take action to block the proposed sale. Failure to receive required licenses or authorization would hinder our ability to sell our products outside the United States.

Many potential competitors who have greater resources and experience than we do may develop products and technologies that make ours obsolete.

Technological competition from other and longer established electronic and loudspeaker manufacturers is significant and expected to increase. Most of the companies with which we expect to compete have substantially greater capital resources, research and development staffs, marketing and distribution programs and facilities, and many of them have substantially greater experience in the production and marketing of products. In addition, one or more of our competitors may have developed or may succeed in developing technologies and products that are more effective than any of ours, rendering our technology and products obsolete or noncompetitive.

Commercialization of our sound technologies depends on collaborations with other companies. If we are not able to maintain or find collaborators and strategic alliance relationships in the future, we may not be able to develop our sound technologies and products.

As we do not have the production, marketing and selling resources to commercialize our products on our own, our strategy is to establish business relationships with leading participants in various segments of the electronics and sound reproduction markets to assist us in producing, marketing and selling products that include our sound technologies.

Our success will therefore depend on our ability to maintain or enter into new strategic arrangements with partners on commercially reasonable terms. If we fail to enter into such strategic arrangements with third parties, our financial condition, results of operations, cash flows and business prospects will be adversely affected. Any future relationships may require us to share control over our development, manufacturing and marketing programs or to relinquish rights to certain versions of our sound and other technologies.

We are dependent on outside suppliers and manufacturers. Our relationships with two key manufacturers have recently terminated. Disruptions in supply could adversely affect us.

We recently terminated our manufacturing relationship with HST, Inc., formerly our sub-contract manufacturer of our HSS and NeoPlanar products. In addition, Amtec Manufacturing, the sole manufacturer of our PureBass subwoofer units, recently went out of business. We are currently searching for replacement manufacturers for all three products. Delays in securing replacement manufacturers may cause a loss or a disruption of supply. Furthermore, after manufacturers are selected, production start-up requirements may cause longer lead times, particularly for larger orders, which could have a negative impact on our ability to introduce these technologies in volume. Any loss or disruption of supply could reduce future revenues, adversely affecting financial condition and results of operations.

Any inability to adequately protect our proprietary technologies could harm our competitive position.

We are heavily dependent on patent protection to secure the economic value of our technologies. We have both issued and pending patents on our sound reproduction technologies and we are considering additional patent applications. Patents may not be issued for some or all of our pending applications. Claims allowed from existing or pending patents may not be of sufficient scope or strength to protect the economic value of our technologies. Issued patents may be challenged or invalidated. Further, we may not receive patents in all countries where our products can be sold or licensed. Our competitors may also be able to design around our patents. The electronics industry is characterized by vigorous protection and pursuit of intellectual property rights or positions, which have resulted in significant and often protracted and expensive litigation. There is currently no pending litigation against us that questions our intellectual property rights. Third parties may charge that our technologies or products infringe their patents or proprietary rights. Problems with patents or other rights could potentially increase the cost of our products, or delay or preclude our new product development and commercialization. If infringement claims against us are deemed valid, we may be forced to obtain licenses, which might not be available on acceptable terms or at all. Litigation could be costly and time-consuming but may be necessary to protect our future patent and/or technology license positions, or to defend against infringement claims. A successful challenge to our sound technology could have a negative effect on our business prospects.

If our key employees do not continue to work for us, our business will be harmed because competition for replacements is intense.

Our performance is substantially dependent on the performance of our executive officers and key technical employees, including Elwood G. Norris, our Chairman, and James M. Irish our CEO. We are dependent on our ability to retain and motivate high quality personnel, especially highly skilled technical personnel. Our future success and growth also depend on our continuing ability to identify, hire, train and retain other highly qualified technical, managerial and sales personnel. Competition for such personnel is intense, and we may not be able to attract, assimilate or retain other highly qualified technical, managerial or sales personnel in the future. The inability to attract and retain the necessary technical, managerial or sales personnel could cause our business, operating results or financial condition to suffer.

We may issue preferred stock in the future, and the terms of the preferred stock may reduce the value of your common stock.

We are authorized to issue up to 5,000,000 shares of preferred stock in one or more series. Our board of directors may determine the terms of future preferred stock without further action by our stockholders. If we issue additional preferred stock, it could affect your rights or reduce the value of your common stock. In particular, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with or sell our assets to a third party. These terms may include voting rights, preferences as to dividends and liquidation, conversion and redemption rights, and sinking fund provisions.

Our convertible subordinated note financing may result in dilution to our common stockholders.

Dilution of the per share value of our common shares could result from the conversion of most or all of the convertible subordinated notes we sold in September and October of 2001. Holders of these notes may convert the principal balance of these notes and all accrued interest into shares of our common stock at a conversion price of $2.00. The conversion price may be adjusted downward if we sell securities for less than an effective price of $2.00 per share. We have the right to require conversion of the notes after our stock trades above $5.00 per share for five consecutive trading days and we have an effective registration statement for the resale of the conversion shares. We intend to exercise this right as soon as we are able. In addition, the purchasers in these transactions received warrants to purchase one common share for each $2.00 in note principal purchased. The exercise price is $2.00 per share, subject to downward adjustment if we sell securities for less than an effective price of $2.00 per share. We initially issued $2.025 million in principal amount of convertible subordinated notes, which as of March 31, 2003 were convertible into an aggregate of 1,193,738 common shares, and 1,012,500 warrants, all of which are outstanding. The 12% convertible subordinated notes are due December 31, 2003, and accrue interest at 12% per annum.

Holders of our common stock could experience substantial dilution form the conversion of the convertible subordinated notes and exercise of the related warrants. In the event the conversion or exercise price is lower than the actual trading price on the day of conversion or exercise, the holder could immediately sell all of its converted common shares and exercised warrant shares, which would have a dilutive effect on the value of the outstanding common shares. Even the mere perception of eventual sales of common shares issued on the conversion of the convertible subordinated notes or exercise of the related warrants could lead to a decline in the trading price of our common stock.

Our Series D and Series E Preferred Stock financings may result in dilution to our common stockholders. The holders of Series D and Series E Preferred Stock will receive more common shares on conversion if the market price of our common stock declines.

Dilution of the per share value of our common shares could result from the conversion of the outstanding Series D and Series E Preferred Stock. In May 2002, we issued a total of 235,400 shares of our Series D Preferred Stock. 180,400 shares have been converted into 683,344 common shares and 55,000 shares remain outstanding as of May 19, 2003. We have also issued 343,250 shares of Series E Preferred Stock.

The holders of our outstanding shares of Series D Preferred Stock may convert these shares into shares of our common stock at a conversion price equal to the lower of $4.50 or 90% of volume-weighted average price of our common stock for the five trading days prior to conversion. The conversion rate cannot however be lower than lower than $2.00. The $2.00 floor price may however be adjusted downward if we sell securities for less than an effective price of $2.00 per share. As of May 19, 2003, the outstanding 55,000 shares of Series D Preferred Stock are convertible into an aggregate of 203,569 common shares. In addition, the Series D Preferred Stock purchasers received warrants to purchase 2.2 common shares for each share of Series D Preferred Stock purchased. The exercise price of the warrants was initially $4.50 per share, but was reduced to $3.01 per share as a result of anti-dilution provisions in the warrants. The exercise price will be subject to further reduction if we sell securities for less than an effective price of $3.01 per share.

The holders of our outstanding shares of Series E Preferred Stock may convert these shares into shares of our common stock at a conversion price equal to the lower of $3.25 or 90% of volume-weighted average price of our common stock for the five trading days prior to conversion. The conversion rate cannot however be lower than $3.25 before September 30, 2003, or lower than $2.00 after such date. As of May 19, 2003, the 343,250 outstanding shares of Series E Preferred Stock are convertible into an aggregate of 1,070,236 common shares. In addition, the Series E Preferred Stock purchasers received warrants to purchase 1.5 common shares for each share of Series E Preferred Stock purchased at an exercise price of $3.25 per share.

Holders of our common stock could experience substantial dilution from the conversion of the Series D and Series E Preferred Stock and exercise of the related warrants. As a result of the floating conversion price, the holders of Series D and Series E Preferred Stock will receive more common shares on conversion if the price of our common shares declines. To the extent that the Series D or Series E stockholders convert and then sell their common shares, the common stock price may decrease due to the additional shares in the market. This could allow the Series D or Series E stockholders to receive greater amounts of common stock, the sales of which would further depress the stock price. Furthermore, the significant downward pressure on the trading price of our common stock as Series D and Series E Preferred Stock and related warrant holders convert or exercise these securities and sell the common shares received could encourage short sales by the holders of Series D and Series E Preferred Stock and the related warrants, or other stockholders. This would place further downward pressure on the trading price of our common stock. Even the mere perception of eventual sales of common shares issued on the conversion of the Series D and Series E Preferred Stock or exercise of the related warrants could lead to a decline in the trading price of our common stock.

Our stock price is volatile and may continue to be volatile in the future.

Our common stock trades on the NASDAQ SmallCap Market. The market price of our common stock has fluctuated significantly to date. In the future, the market price of our common stock could be subject to significant fluctuations due to general market conditions and in response to quarter-to-quarter variations in:

•	our anticipated or actual operating results;

•	developments concerning our sound reproduction technologies;

•	technological innovations or setbacks by us or our competitors;

•	conditions in the consumer electronics market;

•	announcements of merger or acquisition transactions; and

•	other events or factors and general economic and market conditions.

The stock market in recent years has experienced extreme price and volume fluctuations that have affected the market price of many technology companies, and that have often been unrelated or disproportionate to the operating performance of companies.

SELLING STOCKHOLDERS

We are registering for resale certain shares of our common stock.

The following table sets forth certain information as of May 19, 2003 with respect to stockholders who invested in our Series E Preferred Stock.

Each of the selling stockholders received warrants in connection with their respective purchases.

The actual number of shares that may be obtained by the selling stockholders on the conversion of Series E Preferred Stock may be less than the amounts listed next to their names depending on the date of conversion and the market price of our stock at the conversion date. Thus, the number of shares that may be sold by the selling stockholders may be less than the number of shares listed in the following table.

We are registering a number of shares issuable upon conversion of an aggregate of 343,250 shares of Series E Preferred Stock assuming a conversion price of $2.00 per share and assuming the shares are held to the December 31, 2006 end of their term. The holders of our outstanding shares of Series E Preferred Stock may convert these shares into shares of our common stock at a conversion price equal to the lower of $3.25 or 90% of volume-weighted average price of our common stock for the five trading days prior to conversion. The conversion rate cannot however be lower than $3.25 before September 30, 2003, or lower than $2.00 after such date.

This information is based upon information provided by selling stockholders, and assumes the sale of all of the resale shares by the selling stockholders. The term “selling stockholder” includes the stockholders listed below and their transferees, pledgees, donees or other successors. The applicable percentages of ownership are based on an aggregate of 15,192,194 shares of common stock outstanding as of May 19, 2003. The footnotes in the following table include the number of shares of Series E Preferred Stock owned of record by each selling stockholder.

Selling Stockholder	Common Stock Underlying Series E Preferred Stock	Common Stock Underlying Common Stock Warrant	Total Common Stock Beneficially Owned Before Offering	Maximum Number of Shares Offered Hereby		Shares of Common Stock Beneficially Owned After Offering
	(1)	(2)	(3)	(4)
Name	Number	Number	Number	Number		Number	%
Adeebeh Tanfiq_Mansour	30,775	7,500	23,244	38,275	(5)	—	*
Bear Stearns Securities Corp Custondian FBO Stephen Weinress IRA	15,388	3,750	11,622	19,138	(6)	—	*
Canusa Trading Ltd.	307,750	75,000	688,230	382,750	(7)	455,794	2.9%
Carlisle Jones	61,550	15,000	212,047	76,550	(8)	165,560	1.1%
Clifford Koerner	30,775	7,500	275,244	38,275	(9)	252,000	1.7%
Daniel A Nunes	20,004	4,875	67,108	24,879	(10)	52,000	*
Granite Capital II, LP	15,388	3,750	729,305	19,138	(11)	717,683	4.7%
Granite Capital, LP	138,488	33,750	822,279	172,238	(12)	717,683	4.7%
James C Zolin & Josephine Zolin JTWROS	30,775	7,500	427,053	38,275	(13)	403,809	2.6%
Jeanne M. Jones	61,550	15,000	212,047	76,550	(14)	165,560	1.1%
K. Tucker Andersen	153,875	37,500	116,218	191,375	(15)	—	*
Leonard M Teninbaum Keogh Acct. Leonard M Teninbaum TTEE	261,588	63,750	691,160	325,338	(16)	493,589	3.2%
Michael Gayner & Christine Gayner CO-TTEE	61,550	15,000	226,957	76,550	(17)	180,470	1.2%
NGHK Holdings LLC	461,625	112,500	647,695	574,125	(18)	299,041	1.9%
Palermo Trust	30,775	7,500	260,771	38,275	(19)	237,527	1.5%
Sunrise Management Profit Sharing Plan	61,550	15,000	284,014	76,550	(20)	237,527	1.5%
Sunrise Capital, Inc.	61,550	15,000	284,014	76,550	(21)	237,527	1.5%
Richard G Daniels	30,775	7,500	138,602	38,275	(22)	115,358	*
Peter Corcoran	61,550	15,000	46,487	76,550	(23)	—	*
Stifel Nicolaus Custodian for Jonathan Berg IRA	61,550	15,000	391,080	76,550	(24)	344,593	2.2%
Robert R Clark Jr. and Patricia Venn-Watson	30,775	7,500	81,244	38,275	(25)	58,000	*
Vandoon Partners	123,100	30,000	92,974	153,100	(26)	—	*

	2,112,706	514,875		2,627,581

(1)	Represents shares of common stock issuable upon conversion of an aggregate of 343,250 shares of Series E Preferred Stock assuming a conversion price of $2.00 per share and assuming the shares are held to the December 31, 2006 end of their term. The holders of our outstanding shares of Series E Preferred Stock may convert these shares into shares of our common stock at a conversion price equal to the lower of $3.25 or 90% of volume-weighted average price of our common stock for the five trading days prior to conversion. The conversion rate cannot however be lower than $3.25 before September 30, 2003, or lower than $2.00 after such date. The conversion value of the Series E Preferred Stock is the original purchase price, increased by $0.60 per year from February 28, 2003. The actual number of shares of common stock issuable upon conversion of the Series E Preferred Stock may be less than that set forth in the chart depending on when conversion occurs.

(2)	Includes 514,875 shares of common stock issuable upon exercise of warrants issued to the purchasers of Series E Preferred Stock. The warrants are exercisable at $3.25 per common share, at any time until December 31, 2007.
(3)	Includes shares of common stock issuable on conversion of the Series E Preferred Stock with dividends to July 18, 2003 and exercise of the warrants (see Notes 1 and 2) at an assumed conversion price of $3.25 per share, which was the conversion price on May 19, 2003. Also, where applicable, includes shares of common stock not covered under this prospectus issuable on conversion of Series D Preferred Stock assuming a conversion price of $2.87 per share (the conversion price on May 19, 2003) and computed with dividends to July 18, 2003 and the conversion of convertible subordinated promissory notes at $2.00 per share with interest to July 18, 2003.
(4)	Includes shares of common stock that the selling stockholders have the right to acquire pursuant to the exercise of warrants and the conversion of the shares of Series E Preferred Stock. The actual number of shares obtained on conversion of Series E Preferred Stock may be less than the number listed depending on the date of conversion and the market price of our stock at the conversion date.
(5)	5,000 shares of Series E Preferred Stock are owned of record by the selling stockholder.
(6)	2,500 shares of Series E Preferred Stock are owned of record by the selling stockholder.
(7)	Includes warrants exercisable for 166,000 common shares other than those covered by this prospectus and common shares issuable on conversion $200,000 principal amount of convertible subordinated promissory notes. Mr. W.A. Manuel is President of Canusa Trading Ltd., and is believed by us to have sole voting and investment power with respect to the securities held. 50,000 shares of Series E Preferred Stock are owned of record by the selling stockholder.
(8)	Includes shares owned by Carlisle Jones and Jeanne M. Jones. Includes warrants exercisable for 50,000 common shares other than those covered by this prospectus and common shares issuable on conversion of $100,000 principal amount of convertible subordinated promissory notes. 10,000 shares of Series E Preferred Stock are owned of record by the selling stockholder.
(9)	5,000 shares of Series E Preferred Stock are owned of record by the selling stockholder.
(10)	3,250 shares of Series E Preferred Stock are owned of record by the selling stockholder.
(11)	Includes shares held by Granite Capital LP, Granite Capital Overseas and Granum Value Mutual Fund. Includes warrants exercisable for 10,421 common shares other than those covered by this prospectus and common shares issuable on conversion of 4,737 shares of Series D Preferred Stock. Also includes warrants exercisable for 77,579 common shares other than those covered by this prospectus and common shares issuable on conversion of 35,263 shares of Series D Preferred Stock held by Granite Capital LP. 2,500 shares of Series E Preferred Stock are owned of record by the selling stockholder. The selling stockholder purchased these securities in the ordinary course of business and at the time of the purchase of the securities, had no agreements or understandings, directly or indirectly, with any person to distribute such securities. Granite Financial Group, Inc. is the general partner of Granite Capital II LP. Daniel S. Schreiber is the sole shareholder and president of Granite Financial Group, Inc. and has sole voting and investment power with respect to the securities held.
(12)	Includes shares held by Granite Capital II LP, Granite Capital Overseas and Granum Value Mutual Fund. Includes warrants exercisable for 77,579 common shares other than those covered by this prospectus and common shares issuable on conversion of 35,263 shares of Series D Preferred Stock. Also includes warrants exercisable for 10,421 common shares other than those covered by this prospectus and common shares issuable on conversion of 4,737 shares of Series D Preferred Stock held by Granite Capital II LP. 22,500 shares of Series E Preferred Stock are owned of record by the selling stockholder. The selling stockholder purchased these securities in the ordinary course of business and at the time of the purchase of the securities, had no agreements or understandings, directly or indirectly, with any person to distribute such securities. Granite Financial Group, Inc. is the general partner of Granite Capital LP. Daniel S. Schreiber is the sole shareholder and president of Granite Financial Group, Inc. and has sole voting and investment power with respect to the securities held.
(13)	Includes shares held by James Zolin and Josephine Zolin separately. Includes warrants exercisable for 86,880 common shares other than those covered by this prospectus and common shares issuable on conversion of $150,000 principal amount of convertible subordinated promissory notes. 5,000 shares of Series E Preferred Stock are owned of record by the selling stockholder.

(14)	Includes shares owned by Carlisle Jones and Jeanne M. Jones. Includes warrants exercisable for 50,000 common shares other than those covered by this prospectus and common shares issuable on conversion of $100,000 principal amount of convertible subordinated promissory notes held by Carlisle Jones. 10,000 shares of Series E Preferred Stock are owned of record by the selling stockholder.
(15)	25,000 shares of Series E Preferred Stock are owned of record by the selling stockholder.
(16)	Includes shares held by Leonard M. Teninbaum. Includes warrants exercisable for 206,100 common shares other than those covered by this prospectus and common shares issuable on conversion of $300,000 principal amount of convertible subordinated promissory notes. Mr. Leonard M. Teninbaum is trustee of Leonard M. Teninbaum Keogh Account, and is believed by us to have sole voting and investment power with respect to the securities held. 42,500 shares of Series E Preferred Stock are owned of record by the selling stockholder.
(17)	Includes warrants exercisable for 50,000 common shares other than those covered by this prospectus and common shares issuable on conversion of $100,000 principal amount of convertible subordinated promissory notes. Michael Gayner and Christine Gayner are believed by us to have shared voting and investment power with respect to the securities held. Gayner Family Trust purchased these securities in the ordinary course of business or personal affairs, and at the time of the purchase of the securities, had no agreements or understandings, directly or indirectly, with any person to distribute such securities. 10,000 shares of Series E Preferred Stock are owned of record by the selling stockholder.
(18)	Kwok Hung Ng is believed by us to have sole voting and investment power with respect to the securities held. Includes warrants exercisable for 147,000 common shares other than those covered by this prospectus and common shares issuable on conversion of $250,000 principal amount of convertible subordinated promissory notes. 75,000 shares of Series E Preferred Stock are owned of record by the selling stockholder.
(19)	Includes shares held by Sunrise Management, Inc. Profit Sharing Plan and options exercisable within 60 days of May 19, 2003 on 25,000 common shares and warrants to purchase 100,000 common shares held by Sunrise Capital, Inc. and warrants exercisable for 22,000 common shares and warrants exercisable for 11,000 common shares held by Sunrise Management, Inc. Profit Sharing Plan. James A. Barnes serves as trustee of both Palermo Trust and Sunrise Management, Inc. Profit Sharing Plan, and President of Sunrise Capital, Inc., and is believed by us to have sole voting and investment power with respect to the securities held. Palermo Trust, Sunrise Capital, Inc. and Sunrise Management, Inc. Profit Sharing Plan disclaim beneficial ownership in these securities except to the extent of such person’s pecuniary interest in these securities and disclaim membership in a group with any other entity or person within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934. 5,000 shares of Series E Preferred Stock are owned of record by the selling stockholder.
(20)	Includes shares held by Palermo Trust and options exercisable within 60 days of May 19, 2003 on 25,000 common shares and warrants to purchase 100,000 common shares held by Sunrise Capital, Inc. and warrants exercisable for 11,000 common shares and warrants exercisable for 22,000 common shares held by Palermo Trust. James A. Barnes serves as trustee of both Palermo Trust and Sunrise Management, Inc. Profit Sharing Plan, and President of Sunrise Capital, Inc., and is believed by us to have sole voting and investment power with respect to the securities held. Palermo Trust, Sunrise Capital, Inc. and Sunrise Management, Inc. Profit Sharing Plan disclaim beneficial ownership in these securities except to the extent of such person’s pecuniary interest in these securities and disclaim membership in a group with any other entity or person within the meaning of Rule 13d-5(b)(1) under the Exchange Act. 10,000 shares of Series E Preferred Stock are owned of record by the selling stockholder.
(21)	Includes shares held by Sunrise Management, Inc. Profit Sharing Plan and Palermo Trust and options exercisable within 60 days of May 19, 2003 on 25,000 common shares and warrants to purchase 100,000 common shares held by Sunrise Capital, Inc. and warrants exercisable for 22,000 common shares held by Palermo Trust and warrants exercisable for 11,000 common shares held by Sunrise Management, Inc. Profit Sharing Plan. James A. Barnes serves as trustee of both Palermo Trust and Sunrise Management, Inc. Profit Sharing Plan, and President of Sunrise Capital, Inc., and is believed by us to have sole voting and investment power with respect to the securities held. Palermo Trust, Sunrise Capital, Inc. and Sunrise Management, Inc. Profit Sharing Plan disclaim beneficial ownership in these securities except to the extent of such person’s pecuniary interest in these securities and disclaim membership in a group with any other entity or person within the meaning of Rule 13d-5(b)(1) under the Exchange Act. 10,000 shares of Series E Preferred Stock are owned of record by the selling stockholder.

(22)	Includes warrants exercisable for 25,000 common shares other than those covered by this prospectus and common shares issuable on conversion of $50,000 principal amount of convertible subordinated promissory notes. 5,000 shares of Series E Preferred Stock are owned of record by the selling stockholder.
(23)	10,000 shares of Series E Preferred Stock are owned of record by the selling stockholder.
(24)	Includes shares held by Jonathan Berg, Jackson Strategic, Inc., Berg Capital Corp and Chelsea Partners. Includes warrants exercisable for 47,000 common shares other than those covered by this prospectus and common shares issuable on conversion of $50,000 principal amount of convertible subordinated promissory notes. Also includes warrants to purchase 50,000 common shares held by Jonathan Berg, warrants to purchase 50,000 common shares and options to purchase 30,000 common shares held by Jackson Strategic, Inc. The shares owned after the offering assume the sale of 50,000 warrants as described in the table below. 10,000 shares of Series E Preferred Stock are owned of record by the selling stockholder.
(25)	5,000 shares of Series E Preferred Stock are owned of record by the selling stockholder.
(26)	20,000 shares of Series E Preferred Stock are owned of record by the selling stockholder. Michael Donovan and Andrew Muldoon are partners of the selling stockholder and are believed by us to have shared voting and investment power with respect to the securities held.

The following table sets forth certain information as of May 19, 2003 with respect to selling stockholders who acquired warrants to purchase our common stock in certain transactions not related to the sale of our Series E Preferred Stock. These warrants were issued for financial advisory services.

This information is based upon information provided by selling stockholders, and assumes the sale of all of the resale shares by the selling stockholders. The term “selling stockholder” includes the stockholders listed below and their transferees, pledgees, donees or other successors. The applicable percentages of ownership are based on an aggregate of 15,192,194 shares of common stock outstanding as of May 19, 2003.

Selling Stockholder	Common Stock Beneficially Owned Before Offering		Common Stock Underlying Common Stock Warrant		Maximum Number of Shares Offered Hereby		Shares of Common Stock Beneficially Owned After Offering
Name	Number		Number		Number		Number		%
Jonathan Berg	391,080	(1)	50,000	(2)	50,000	(2)	344,593	(1)	2.2%
Sunrise Capital, Inc.	284,014	(3)	100,000	(4)	100,000	(4)	237,527	(3)	1.5%

*	Less than one percent
(1)	Includes shares held by Nicolaus Stifel, Custodian for Jonathan Berg IRA, Jackson Strategic, Inc., Jonathan Berg, Berg Capital Corp and Chelsea Partners. Also includes warrants exercisable for 47,000 common shares other than those covered by this prospectus and common shares issuable on conversion of $50,000 principal amount of convertible subordinated promissory notes. Also includes the shares of common stock issuable on conversion of the Series E Preferred Stock and exercise of the warrants as described in the first table above, warrants to purchase 50,000 common shares and options to purchase 30,000 common shares held by Jackson Strategic, Inc. The shares owned after the offering assume the sale of the warrants described in this table and the table above.
(2)	These shares are issuable upon the exercise of warrants at an exercise price of $3.63 per share. The warrants were granted to the selling stockholder on April 4, 2003 and are exercisable until April 4, 2008. The warrants were acquired as compensation for consulting services provided by the selling stockholder to us.
(3)	Includes shares held by Sunrise Management, Inc. Profit Sharing Plan and Palermo Trust and options exercisable within 60 days of May 19, 2003 on 25,000 common shares and warrants exercisable for 22,000 common shares held by Palermo Trust and warrants exercisable for 11,000 common shares held by Sunrise Management, Inc. Profit Sharing Plan. Also includes the shares of common stock held by those stockholders that are issuable on conversion of the Series E Preferred Stock and exercise of the warrants as described in the first table above. James A. Barnes serves as trustee of both Palermo Trust and Sunrise Management, Inc. Profit Sharing Plan, and President of Sunrise Capital, Inc., and is believed by us to have sole voting and investment power with respect to the securities held. Palermo Trust, Sunrise Capital, Inc. and Sunrise Management, Inc. Profit Sharing Plan disclaim beneficial ownership in these securities except to the extent of such person’s pecuniary interest in these securities and disclaim membership in a group with any other entity or person within the meaning of Rule 13d-5(b)(1) under the Exchange Act.
(4)	These shares are issuable upon the exercise of warrants at an exercise price of $4.25 per share. The warrants were granted to the selling stockholder on September 30, 2002 and are exercisable until September 30, 2007. The warrants were acquired as compensation for consulting services. James A. Barnes is the sole shareholder of Sunrise Capital, Inc. and has sole voting and investment power with respect to the securities held.

The following table sets forth certain information as of May 19, 2003 with respect to selling stockholders who acquired shares of our common stock on February 19, 2003 as earn-out consideration in connection with our purchase of technology rights from these selling stockholders in April 2000.

This information is based upon information provided by selling stockholders, and assumes the sale of all of the resale shares by the selling stockholders. The term “selling stockholder” includes the stockholders listed below and their transferees, pledgees, donees or other successors. The applicable percentages of ownership are based on an aggregate of 15,192,194 shares of common stock outstanding as of May 19, 2003.

Selling Stockholder	Common Stock Beneficially Owned Before Offering		Maximum Number of Shares Offered Hereby	Shares of Common Stock Beneficially Owned After Offering
Name	Number		Number	Number	%
Stephen M. Williams	160,400	(1)	54,922	215,322	*
David Graebener	110,000	(1)	54,922	164,922	*

*	Less than one percent
(1)	Includes options exercisable within 60 days of May 19, 2003 on 110,000 common shares.

Except as indicated above, none of the selling stockholders in the above tables has had any material relationship other than as an employee or consultant, with us or any of our predecessors or affiliates within the last three years.

PLAN OF DISTRIBUTION

The selling stockholders may offer these shares for sale in one or more of the following transactions (which may include block transactions):

•	in the Nasdaq SmallCap Market;

•	in transactions other than in the Nasdaq SmallCap Market; or

•	in a combination of any such transactions.

The selling stockholders may sell shares at prevailing market prices, at negotiated prices or at fixed prices. The selling stockholders may sell shares to or through underwriters, brokers or dealers, who may receive compensation in the form of discounts or commissions from the selling stockholders and who may receive commissions from the purchasers of shares for whom they may act as agent.

Under the securities laws of certain states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. The selling stockholders are advised to ensure that any underwriters, brokers, dealers or agents effecting transactions on behalf of the selling stockholders are registered to sell securities in all fifty states.

We will pay all the expenses incident to the registration, offering and sale of these shares to the public hereunder other than commissions, fees and discounts of underwriters, brokers, dealers and agents. We will not receive any proceeds from the sale of any of these shares by the selling stockholders.

The selling stockholders should be aware that the anti-manipulation provisions of Regulation M under the Exchange Act will apply to purchases and sales of shares of common stock by the selling stockholders, and that there are restrictions on market-making activities by persons engaged in the distribution of the shares. Under Regulation M, the selling stockholders or their agents may not bid for, purchase, or attempt to induce any person to bid for or purchase, shares of our common stock while such selling stockholders are distributing shares covered by this prospectus. Accordingly, the selling stockholders are not permitted to cover short sales by purchasing shares while the distribution is taking place. The selling stockholders are advised that if a particular offer of common stock is to be made on terms constituting a material change from the information set forth above with respect to the Plan of Distribution, then, to the extent required, a post-effective amendment to the accompanying registration statement must be filed with the Securities and Exchange Commission.

The selling stockholders and any broker-dealers, agents or underwriters that participate with the selling stockholders in the distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933. Any commissions paid or any discounts or concessions allowed to any of them, and any profits received on the resale of the shares underlying the warrants granted to them, may be deemed to be underwriting commissions or discounts under the Securities Act.

LEGAL MATTERS

Procopio, Cory, Hargreaves & Savitch LLP will pass upon the validity of the common stock offered by this prospectus.

EXPERTS

The 2002 annual financial statements and schedule incorporated by reference in this prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report incorporated herein by reference (which contains an explanatory paragraph relating to our ability to continue as a going concern), and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting in giving said reports.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases like “anticipate,” “estimate,” “plans,” “projects,” “continuing,” “ongoing,” “expects,” “management believes,” “the Company believes,” “the Company intends,” “we believe,” “we intend” and similar words or phrases. Accordingly, these statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed in this prospectus or incorporated by reference.

Because the factors discussed in this prospectus or incorporated herein by reference could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on behalf of us, you should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

WHERE YOU CAN GET MORE INFORMATION

We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s public reference rooms in Washington, D.C., New York, NY and Chicago, IL. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC’s website at “http:\\www.sec.gov.”

The SEC allows us to “incorporate by reference” information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below:

•	Annual Report on Form 10-K for the year ended September 30, 2002 filed with the SEC on December 23, 2002, as amended by Form 10-K/A filed with the SEC on January 28, 2003;

•	Quarterly Reports on Form 10-Q for the quarter ended December 31, 2002 and March 31, 2003;

•	Current Reports on Form 8-K filed with the SEC on October 7, 2002, October 15, 2002, March 6, 2003, May 28, 2003 and June 6, 2003; and

•	Registration Statement on Form 10-SB, which includes a description of our common stock.

All documents we file in the future pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering are also incorporated by reference and are an important part of this prospectus.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address or telephone number:

American Technology Corporation

13114 Evening Creek Drive South

San Diego, CA 92128

Attn: Secretary

(858) 679-2114

We have not authorized any dealer, salesperson or other person to give any information or to make any representations not contained in this prospectus or any prospectus supplement. You must not rely on any unauthorized information. This prospectus is not an offer of these securities in any state where an offer is not permitted. The information in this prospectus is current as of the date of this prospectus. You should not assume that this prospectus is accurate as of any other date.

2,887,425 SHARES

AMERICAN TECHNOLOGY CORPORATION

COMMON STOCK

June 10, 2003